Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
United States


SEC MAIL PROCESSING
RECEIVED
SEP 07 2006
WASH, D.C.
209
SECTION


06016663

Randers, 5 September 2006

Dear Ladies and Gentlemen,

Vestas Wind Systems A/S - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Enclosed you will find information being furnished on behalf of Vestas Wind Systems A/S in satisfaction of the ongoing requirements of its exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (exemption number 82-34884).

- Stock exchange announcement No. 42/2006 of 5 September 2006
  "Strategic repositioning of Vestas Wind Systems A/S and Vestas RRB India Ltd. in the Indian market"
- Stock exchange announcement No. 43/2006 of 5 September 2006
  "Trading in Vestas Wind Systems A/S shares by Executives and persons closely associated with an Executive"

If you have any question please do not hesitate to contact Ms. Hanne Halse, Vice President, Legal & Risk Management (tel.: +45 9730 0000).

Yours sincerely
Vestas Wind Systems A/S



Pia Guldbæk Brøns
Communication & IR

Vestas


SEC MAIL
RECEIVED
PROCESSING
SEP 0 7 2006
WASH, D.C.
209
SECTION

Copenhagen Stock Exchange
Nikolaj Plads 6
1067 Copenhagen K

Randers, 5 September 2006
Stock exchange announcement No. 42/2006

Strategic repositioning of Vestas Wind Systems A/S and Vestas RRB India Ltd. in the Indian market

Vestas Wind Systems A/S has decided to strategically reposition itself in the Indian market. Vestas Wind Systems A/S will through its wholly owned subsidiary NEG Micon India Pvt. Ltd. continue to focus on NEG Micon wind turbines with a capacity of 750 kW and above.

Vestas Wind Systems A/S has, however, entered into an agreement with Vestas RRB India Ltd. concerning transfer of its shareholding of approx 49 per cent in Vestas RRB India Ltd. to the Managing Director of Vestas RRB India Ltd., which means that Vestas RRB India Ltd. will become a wholly owned Indian company.

Vestas Wind Systems A/S will continue to assist Vestas RRB India Ltd. in its endeavours to further "indigenise" components like blades and control systems for the wind turbine models being built by Vestas RRB India Ltd. today.

Vestas Wind Systems A/S confirms its obligation to a technological cooperation with Vestas RRB India Ltd. thus enabling Vestas RRB India Ltd. to continue its business. In this way the Vestas Group believes that the market share in India, which is already growing at a very high rate, will further increase.

Any questions may be addressed to Thorbjørn N. Rasmussen, President of Vestas Asia Pacific A/S, Singapore, at telephone +65 6303 6500 or mobile +65 9660 6501.

Yours sincerely
Vestas Wind Systems A/S

Ditlev Engel
President and CEO

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S 2149 0651 117097
Company reg. no.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S



Copenhagen Stock Exchange
Nikolaj Plads 6
1067 Copenhagen K

Randers, 5 September 2006
Stock exchange announcement No. 43/2006

Trading in Vestas Wind Systems A/S shares by Executives and persons closely associated with an Executive

In accordance with section 28a of the Danish Securities Trading Act, Vestas Wind Systems A/S is required to publish information regarding trading in Vestas Wind Systems A/S shares by Executives and persons closely associated with an Executive.

The statement is based on reports which Vestas Wind Systems A/S has received from two of the Executives on 5 September 2006.

Name:	Tom K Pedersen
Position of Executive:	President of Vestas Northern Europe A/S
Issuer:	Vestas Wind Systems A/S
ID code:	DK0010268606
Type of securities:	Shares
Type of transaction:	Purchase
Date of trading:	24 August 2006
Place of transaction:	Copenhagen Stock Exchange
Number of securities traded:	620
Market value (DKK) of securities traded:	DKK 99,355.00

Name:	Peter Wenzel Kruse
Position of Executive:	Vice President of Communication & IR
Issuer:	Vestas Wind Systems A/S
ID code:	DK0010268606
Type of securities:	Shares
Type of transaction:	Purchase
Date of trading:	31 August 2006
Place of transaction:	Copenhagen Stock Exchange
Number of securities traded:	1,230
Market value (DKK) of securities traded:	DKK 200,000.00

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S 2149 0651 117097
Company reg. no.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S



Name:	Peter Wenzel Kruse
Position of Executive:	Vice President of Communication & IR
Issuer:	Vestas Wind Systems A/S
ID code:	DK0010268606
Type of securities:	Shares
Type of transaction:	Purchase
Date of trading:	4 September 2006
Place of transaction:	Copenhagen Stock Exchange
Number of securities traded:	1,188
Market value (DKK) of securities traded:	DKK 200,000.00

Name:	Peter Wenzel Kruse
Position of Executive:	Vice President of Communication & IR
Issuer:	Vestas Wind Systems A/S
ID code:	DK0010268606
Type of securities:	Shares
Type of transaction:	Purchase
Date of trading:	5 September 2006
Place of transaction:	Copenhagen Stock Exchange
Number of securities traded:	1,188
Market value (DKK) of securities traded:	DKK 200,000.00

Any questions may be addressed to the Executive Management at Vestas Wind Systems A/S, telephone +45 97 30 0000.

Yours sincerely
Vestas Wind Systems A/S

Ditlev Engel
President and CEO

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S 2149 0651 117097
Company reg. no.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S